UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest

event reported): February 21, 2017

B. Riley Financial, Inc.
(Exact name of registrant as specified in its charter)
Delaware	000-54010	27-0223495
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)
21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367
(Address of principal executive offices and zip code)
(818) 884-3737
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On February 21, 2017, B. Riley Financial, Inc. (the “Company”) and FBR & Co. (“FBR”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of February 17, 2017, by and between the Company and FBR, pursuant to which FBR will merge with and into the Company (or a subsidiary of the Company), with the Company (or its subsidiary) as the surviving corporation, subject to the terms and conditions set forth therein. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company and FBR intend to make available to investors the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Joint Press Release, dated February 21, 2017.
99.2	Investor Presentation, dated February 21, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

B. Riley Financial, Inc.

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Chief Financial Officer and Chief Operating Officer

Date:  February 21, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release, dated February 21, 2017.
99.2	Investor Presentation, dated February 21, 2017.